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                             October 21, 2020

       Lisa Cohn
       Executive Vice President, General Counsel and Secretary
       Durango OP, LP
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: Durango OP, LP
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted September
30, 2020
                                                            CIK 0001820878

       Dear Ms. Cohn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10 submitted September 30, 2020

       General

   1. We note your response to comment 1 and your disclosure beginning page 111. Please expand your analysis to
separately describe in more detail the rights of the common OP units and Class I High
Performance Partnership units and address how these rights
                                                        compare to the rights
of the New OP units. For example, it appears that the calculation to determine a potential
cash redemption amount for the Class I High Performance
                                                        Partnership Units
differs from the common OP units and the New OP units. In addition, please tell us the
percentage of interests currently outstanding that are common OP units versus Class I High
Performance Partnership units as well as the number of beneficial
 Lisa Cohn
Durango OP, LP
October 21, 2020
Page 2
         owners of Class I High Performance Partnership units. In addition, we note your response indicates that 95 percent of the Class I High Performance Partnership Units are held by entities affiliated with your current or former executive officers. Please characterize the nature of the remaining five percent of holders.
Summary
Our Company, page 1

2. We note that New OP will hold a portfolio of development and redevelopment properties in addition to a portfolio of 11 stabilized properties and certain other assets, which will
         serve as    seed    assets to provide revenue to help meet on-going
liquidity needs. Please
         provide more detail to as to how these assets were selected to serve as the "seed" assets for
         New OP and clarify any methodology used by Aimco to allocate such assets. Please also clarify for us how long the all assets that New OP will receive in the spin-off were held by
         Aimco prior to the distribution.
Reasons for the Spin-Off, page 9

3. Please briefly describe the material negative factors that the board considered when determining whether to engage in the spin-off transaction. Conditions to the Spin-Off, page 57

4. We note your statement that the Aimco board of directors can, in their sole discretion, waive certain conditions to the spin-off, including that:
(i) all actions and
         filings necessary under federal or state securities laws related to the transaction shall have been taken; (ii) the acceptance of AIR's common stock for listing;
(iii) any material
         government authorizations necessary to consummate the spin-off shall have been obtained; (iv) the receipt of a tax opinion from counsel that AIR will be organized in conformity with the requirements for qualification as a REIT; and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off.
         Please update your disclosure to discuss to potential consequences to stockholders if the
         Aimco board of directors waives such conditions and proceeds with the spin-off.
Notes to Unaudited Pro Forma Combined Financial Statements, page 67

5. We note your adjustment (D) to your Unaudited Pro Forma Consolidated Statements of
       Operations. Please disclose the terms of the note payable to AIR. If the interest terms may vary, please disclose the effect on income of a 1/8 percent variance in rate.
FirstName LastNameLisa Cohn
6. It appears that you revised your pro forma financial information to remove an adjustment
Comapany    NameDurango
       for the              OP,agreement.
               master services  LP          Please tell us how you determined
it was unnecessary
       to reflect an adjustment
October 21, 2020 Page 2         for this agreement.
FirstName LastName
 Lisa Cohn
FirstName LastNameLisa Cohn
Durango OP,  LP
Comapany
October 21,NameDurango
            2020       OP, LP
October
Page 3 21, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

7. We note your response to comment 8 and your revisions to your filing that the estimated fair market value of your unencumbered communities is calculated in the same manner as
         GAV. Please tell us if the assumptions underlying the calculations of the estimated fair value of your unencumbered communities are materially different from the assumptions underlying total GAV. To the extent they are materially different, please tell us how you determined it was unnecessary to disclose the assumptions underlying the calculations of the estimated fair value of your unencumbered communities.
Audited Combined Financial Statements of New OP Predecessor
Note 6 - Variable Interest Entities, page F-17

8. It appears that you revised your transaction and your financial statements to include your interest in four apartment communities that are accounted for as unconsolidated VIEs.
         Please tell us how you complied with Rule 4-08(g) of Regulation S-X or tell us how you determined it was unnecessary to present summarized financial information for these entities.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Joseph A. Coco